Exhibit 99.2

Gustavson Associates, LLC
Member of WSP
200 Union Blvd,
Suite 440,
Lakewood, CO 80228

Dear Sirs/Mesdames,

RE: United States Securities and Exchange Commission reporting of 2020 Mineral Reserves

I hereby consent to:

a.Gustavson Associates being named in this report on Form 6-K (the “6-K”) of ArcelorMittal, which, as explained in the 6-K, the Company is filing to reflect the retrospective application of certain changes in its segment information for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2020, as having prepared the 2019 and 2020 iron ore reserve estimates on ArcelorMittal's property Las Truchas in Mexico and 2019 and 2020 iron ore reserve estimates on ArcelorMittaI's property San Jose in Mexico, and

b.the incorporation by reference of the 6-K into Registration Statements Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-256031 on Form F-3.

For and on behalf of mining consultant QP firm Gustavson Associates.

/s/Donald E. Hulse

Title: V.P. Mining
Gustavson Associates LLC.
Name
Donald E. Hulse P.E.

Date: 20 May 2021